UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant to § 240.13d -1(a)
and Amendments Thereto Filed Pursuant to § 240.13d -2(a))

Under the Securities Exchange Act of 1934
(Amendment No. ___)

MIGENIX INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

59861R104
(CUSIP Number)

Douglas Johnson
Suite 1320, 885 West Georgia Street, Vancouver, BC V6C 3E8
Telephone: (604) 682-7335
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2008
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

1)	Names of Reporting Persons
DJohnson Holdings Inc.

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization British Columbia

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 14,042,400

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 5,039,000

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,039,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 5.3%

14)	Type of Reporting Person CO

1)	Names of Reporting Persons
Cal Gazdag

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 450,000

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 450,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.5%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Corie Herman

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 2,000,000

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 2.1%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Peter Haverson

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 860,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 860,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.9%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Iris Haverson

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 860,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 860,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.9%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Roger Michaud

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 415,000

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 415,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.4%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Darrell Osadchuk

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 650,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.7%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Carla Osadchuk

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 0

		(10)	Shared Dispositive Power 650,000

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.7%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Reese Morhalo

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Canadian

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 313,000

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 313,000

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 0.3%

14)	Type of Reporting Person IN

1)	Names of Reporting Persons
Oceanic Greystone Securities Inc.

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 2,988,800

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,988,800

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 3.2%

14)	Type of Reporting Person CO

1)	Names of Reporting Persons
International Benefits Management Corporation

2)	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3)	SEC Use Only

4)	Source of Funds	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 0

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 1,326,600

		(10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,600

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]

13)	Percent of Class Represented by Amount in Row (11) 1.4%

14)	Type of Reporting Person CO

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common shares (the "Shares") of MIGENIX Inc. ("MIGENIX"), a corporation organized under the laws of British Columbia, Canada, and having a principal executive office at 1032, 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3.

ITEM 2. IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed by Cal Gazdag, Corie Herman, Peter Haverson, Iris Haverson, Darrell Osadchuk, Carla Osadchuk, Roger Michaud, Reese Morhalo, DJohnson Holdings Inc., Oceanic Greystone Securities Inc. and International Benefits Management Corporation (collectively, the "Reporting Persons"). A joint filing agreement of the Reporting Persons is attached hereto as Exhibit "A".

The name, residence and citizenship of each of the above named natural persons (the "Natural Persons") is as follows:

  Mr. Gazdag is a Canadian citizen with a residential address at 36 Wimbeldon Drive SW, Calgary, Alberta, T3C 3J4.

  Mr. Herman is a Canadian citizen with a residential address at 16 Woodacres Drive SW, Calgary, Alberta, T2W 3X2.

  Mr. and Mrs. Haverson are Canadian citizens with a residential address at #4, 2818 39th Street SW, Calgary, Alberta, T3E 3G7.

  Mr. Michaud is a Canadian citizen with a residential address at 9109 21st Street SE, Calgary, Alberta, T2C 3Z4.

  Mr. and Mrs. Osadchuk are Canadian citizens with a residential address at 7 Spring Willow Way SW, Calgary, Alberta, T3H 5Z3.

  Mr. Morhalo is a Canadian citizen with a residential address at 67 Copperfield Close SE, Calgary, Alberta, T2Z 4L3.

The name, jurisdiction of incorporation, principal business and address of each of the above named corporations is as follows:

  DJohnson Holdings Inc. ("DJohnson") is a private holding company organized pursuant to the laws of the Province of British Columbia, Canada with a principal place of business at Suite 1320 – 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. DJohnson is controlled and owned by Douglas Johnson, a businessman, with a business address at Suite 1320 – 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. Mr. Johnson is a Canadian citizen.

  Oceanic Greystone Securities Inc. ("Oceanic") is a private holding company organized pursuant to the laws of the Bahamas with a principal place of business at F-42498/359 12 Spanish Main, Freeport, Grand Bahamas Island, Bahamas. Oceanic is controlled and owned by Richard DeVries, a businessman, with a business address at F-42498/359 12 Spanish Main, Freeport, Grand Bahamas Island, Bahamas. Mr. DeVries is a Canadian citizen.

  International Benefits Management Corporation ("International") is a private holding company organized pursuant to the laws of the Bahamas with a principal place of business at F- 42498/359 12 Spanish Main, Freeport, Grand Bahamas Island, Bahamas. International is controlled and owned by Richard DeVries.

During the last five years, none of the Reporting Persons nor any of the directors or executive officers of the Reporting Persons, as applicable, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Pursuant to a voting trust agreement (the "Agreement") entered into on July 2, 2008, between DJohnson and the Natural Persons, Oceanic and International, DJohnson acquired voting control and direction over 9,003,400 Shares of MIGENIX, representing approximately 9.5% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 2, 2008. DJohnson now has beneficial ownership of and/or voting control over 14,042,400 Shares in the capital of MIGENIX, representing approximately 15% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 2, 2008.

The Reporting Persons have determined to requisition a meeting (the "Meeting") of shareholders of MIGENIX to remove a majority of the directors of MIGENIX and replace them with nominees that DJohnson will identify prior to the Meeting and have entered into the Agreement to effect such change.

The Reporting Persons intend to evaluate their respective investments in MIGENIX and may make additional investments in or dispositions of securities of MIGENIX in the future, depending on price, availability, general market conditions and strategy.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

There have been no transactions in the class of securities reported on herein that were effected during the past sixty days by the Reporting Persons.

None of the Reporting Persons knows of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by such Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Agreement, DJohnson acquired voting control and direction over 9,003,400 common shares of MIGENIX, representing approximately 9.5% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 2, 2008. DJohnson now has beneficial ownership of and/or voting control over 14,042,400 Shares in the capital of MIGENIX, representing approximately 15% of the total issued and outstanding Shares of MIGENIX as of the close of business on July 2, 2008. Pursuant to the Agreement, DJohnson will vote the Shares for a slate of directors to be determined by DJohnson after consultation with the Natural Persons, Oceanic and International, which will include Douglas Johnson and Bruce Schmidt. The Natural Persons, Oceanic and International have agreed not to transfer, sell or otherwise deal with any of the 9,003,400 Shares without the prior written consent of DJohnson.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint filing agreement dated July 14, 2008; and

2.	Voting Trust Agreement effective July 2, 2008 between DJohnson and the Natural Persons, Oceanic and International.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This Schedule 13D is dated July 14, 2008.

(s) Cal Gazdag
Cal Gazdag

(s) Corie Herman
Corie Herman

(s) Peter Haverson
Peter Haverson

(s) Iris Haverson
Iris Haverson

(s) Darrell Osadchuk
Darrell Osadchuk

(s) Carla Osadchuk
Carla Osadchuk

(s) Roger Michaud
Roger Michaud

(s) Reese Morhalo
Reese Morhalo

DJohnson Holdings Inc.
Per: (s) Douglas Johnson
Name: Douglas Johnson
Title: President

Oceanic Greystone Securities Inc.
Per: (s) Richard Devries
Name: Richard Devries
Title: President

International Benefits Management Corporation
Per: (s) Richard Devries
Name: Richard Devries
Title: President

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any and all amendments thereto) with respect to the common shares of MIGENIX Inc., and further agree that this joint filing agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D (including any and all amendments thereto), and for the accuracy and completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate or incomplete.

     This joint filing agreement may be executed in two or more counterparts, each of which shall be deemed an original instrument, but all such counterparts shall together constitute for all purposes one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this joint filing agreement as of July 14, 2008.

(s) Cal Gazdag
Cal Gazdag

(s) Corie Herman
Corie Herman

(s) Peter Haverson
Peter Haverson

(s) Iris Haverson
Iris Haverson

(s) Darrell Osadchuk
Darrell Osadchuk

(s) Carla Osadchuk
Carla Osadchuk

(s) Roger Michaud
Roger Michaud

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(s) Reese Morhalo
Reese Morhalo

DJohnson Holdings Inc.
Per: (s) Douglas Johnson
Name: Douglas Johnson
Title: President

Oceanic Greystone Securities Inc.
Per: (s) Richard Devries
Name: Richard Devries
Title: President

International Benefits Management Corporation
Per: (s) Richard Devries
Name: Richard Devries
Title: President

EXHIBIT 2

VOTING TRUST AGREEMENT

THIS AGREEMENT is dated for reference the 23rd day of June, 2008.

BETWEEN:

Each of the undersigned shareholders of MIGENIX INC., a company incorporated pursuant to the laws of British Columbia with an office at 102 –2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3

(each a "Shareholder", collectively the "Shareholders")

AND:

DJOHNSON HOLDINGS INC., a company incorporated pursuant to the laws of British Columbia with an office at 1320 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8

("Holdings")

WHEREAS:

A.

Each of the Shareholders represents that it is the beneficial owner of fully paid common shares (the "Common Shares") in the capital of MIGENIX Inc. (the "Company") as set opposite their respective names in Schedule "A" attached hereto;

B.	Holdings represents that it is the beneficial owner of 5,039,000 fully paid common shares (the "Holdings Shares") in the capital of the Company; and

C.

Each of the Shareholders wishes to vest its voting rights in the Common Shares set forth opposite their respective names in Schedule "A" hereto (the "Voting Shares") in Holdings on the terms and conditions contained in this Agreement.

NOW THEREFORE, in consideration of the respective covenants and agreements provided in this Agreement, and the sum of $1.00 now paid by the parties to each other, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties), the parties covenant and agree as follows:

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ARTICLE ONE
REPRESENTATIONS, WARRANTIES AND COVENANTS

1.1 Each of the Shareholders respectively covenant, represent and warrant as follows and acknowledge and confirm that Holdings is relying upon such covenants, representations and warranties in connection with the entering into of this Agreement:

(a)

this Agreement has been duly executed and delivered by and on behalf of the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder enforceable against the Shareholder in accordance with its terms;

(b)	the Shareholder is the beneficial owner of the Voting Shares set forth opposite such Shareholders name in Schedule "A" hereto and has the ability to direct the voting of the Voting Shares;

(c)

neither the Shareholder nor any other person has granted, issued or provided to any person a proxy or other instrument or document authorizing or entitling, or purporting to authorize or entitle, any person to exercise any voting rights attached to the Voting Shares, including, without limitation, the right to vote the Voting Shares at any meeting of shareholders, and the Shareholder will not nor will it permit any other person to grant, issue or provide any such proxy, combination or document to any other person other than Holdings or its order as provided herein;

(d)

no person, firm or corporation other than Holdings has any agreement or option, or any right or privilege (whether by law, common, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer of any of the Voting Shares or any interest therein or any right thereto; and

(e)	the Shareholder has all the necessary power and authority to execute and deliver this Agreement and to perform or cause to be performed its obligations hereunder.

1.2 Holdings covenants, represents and warrants as follows and acknowledges and confirms that the Shareholders are relying upon such covenants, representations and warranties in connection with the entering into of this Agreement:

(a)

this Agreement has been duly executed and delivered by and on behalf of Holdings and constitutes a legal, valid and binding obligation of Holdings enforceable against Holdings in accordance with its terms;

(b)	Holdings is the beneficial owner of the Holdings Shares and has the ability to direct the voting of the Holdings Shares;

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(c)

neither Holdings nor any other person has granted, issued or provided to any person a proxy or other instrument or document authorizing or entitling, or purporting to authorize or entitle, any person to exercise any voting rights attached to the Holdings Shares, including, without limitation, the right to vote the Holdings Shares at any meeting of shareholders;

(d)

no person, firm or corporation has any agreement or option, or any right or privilege (whether by law, common, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer of any of the Holdings Shares or any interest therein or any right thereto; and

(e)	Holdings has all the necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

ARTICLE TWO
VOTING

2.1 Each of the Shareholders hereby irrevocably constitute, nominate and appoint Holdings, with full power of appointment and substitution, as the Shareholder's true and lawful representative and attorney in fact and proxy to appear for, represent and vote the Voting Shares at all meetings of shareholders of the Company, or any adjournment(s) thereof, with power to vote upon any and all questions which may arise at any meeting or meetings and full authority to complete, execute and deliver on behalf of the Shareholder any and all proxies whether solicited by management of the Company, Holdings, affiliates of Holdings or otherwise with respect to the Voting Shares, all in such manner as Holdings may, in Holdings' sole and absolute discretion, deem fit and advisable, without having any regard to the interests or subsequent directions of the Shareholder.

2.2 For greater certainty, the Shareholders agree to refrain from voting the Voting Shares or taking any other action contrary to the provisions hereof and, without limiting the generality of the foregoing, shall not pledge, hypothecate, margin, transfer, sell, or otherwise deal with any of the Voting Shares without the prior written consent of Holdings.

2.3 By virtue of the power herein granted, Holdings shall have full power to substitute and appoint one or more attorney or attorneys under it with the same or more limited powers and such substitute or substitutes shall have full power to remove and to appoint, and the Shareholders hereby respectively agree and covenant for its successors and assigns to allow, ratify and confirm whatsoever Holdings or its substitute or substitutes shall do or cause to be done by virtue of this appointment. The power of attorney granted herein shall be irrevocable.

2.4 The Shareholders shall from time to time and at any time do and cause to be done all acts and execute and cause to be executed all documents that may be requested in writing by Holdings to enable or facilitate Holdings to exercise the voting rights appertaining to the Voting Shares and

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to take part in and consent to any corporate or shareholders' action not in conflict with the terms of this Agreement.

2.5 Notwithstanding any other provision herein, no ballot, proxy or vote by or on behalf of any of the Shareholders, or any nominee thereof other than Holdings, signed, authorized, cast or exercised after the date of this Agreement shall be valid unless it is signed, authorized, cast or exercised by Holdings so as to carry out the provisions of this Agreement.

2.6 Holdings shall vote the Voting Shares and the Holdings Shares as follows:

(a)	for a slate of directors to be determined by Holdings after consultation with the Shareholders, which slate of directors shall include the following persons:

Name of Nominees

Douglas Johnson and Bruce Schmidt;

(b)	for or against any matter that Holdings, in its discretion, shall deem necessary or advisable to give effect to the terms and intent of this Agreement.

2.7 Notwithstanding any provision contained in this Agreement, Holdings covenants and agrees to refrain from voting the Voting Shares in favour of any resolution to cancel the Voting Shares.

ARTICLE THREE
LIABILITY

3.1 Each of the Shareholders agree that Holdings may act on the opinion or advice obtained from any lawyer, broker or other expert and shall not be responsible for any loss occasioned by so doing, and shall incur no liability or responsibility for deciding in good faith not to act upon such opinion or advice. Holdings shall not incur any liability or responsibility to any of the Shareholders by reason of any error of law or mistake or any matter or thing done or omitted to be done under or in relation to this Agreement except for its own wilful default or gross negligence.

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ARTICLE FOUR
DIVIDENDS

4.1 Notwithstanding any other provision contained in this Agreement, Holdings hereby agrees that the Shareholders shall be entitled to receive any and all dividends which may be declared on the Voting Shares from time to time and, except for the voting rights granted hereunder, shall retain all beneficial right, title and interest in and to the Voting Shares, on and subject to the terms of this Agreement.

4.2 For greater certainty, the Shareholders agree to bear any and all expenses, costs, damages and other liabilities arising out of the acceptance by Holdings of these trusts and, notwithstanding the generality of the foregoing, the Shareholders shall not before or after termination of this Agreement commence, maintain or promote any action whatsoever against Holdings for any action or inaction by Holdings with respect to exercise of its rights hereunder, including Holdings' right to vote or refrain from voting the Voting Shares, save and except for any action by the Shareholders to terminate this Agreement upon fulfillment of the terms and conditions contained herein.

ARTICLE FIVE
TERMINATION

5.1 The rights and obligations of the parties hereunder shall terminate at 5:00 p.m. (Vancouver time) on December 31, 2008.

ARTICLE SIX
MISCELLANEOUS

6.1. Appointment of Holdings. Delivery of a copy of this Agreement by Holdings shall serve as good and sufficient confirmation of Holdings' appointment hereunder and Holdings' authority hereunder to act and exercise the rights provided for herein.

6.2. Further Assurances. The parties covenant and agree to execute such further and other documents and instruments and to do such further and other things as may be necessary to implement and carry out the terms and the full intent of this Agreement.

6.3. Notice. Any notice, consent, direction or other instrument required or permitted to be given under the provisions of this Agreement shall be in writing and may be given by delivering same or mailing same by prepaid registered mail addressed to the intended recipient at the address set forth in this Agreement. Any notice, requisition, consent, direction or other instrument aforesaid, if delivered, shall be deemed to have been given or made on the day in which it was delivered and if mailed shall be deemed to have been given or made on the fifth business day following the date on which it was so mailed. Any party hereto may give written notice of change of address in the same manner in which any notice shall thereafter be given to it as above provided at such changed address.

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6.4. Enurement. This Agreement shall enure to the benefit of and be binding upon the parties and each of their heirs, executors, administrators, successors, and permitted assigns.

6.5. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties hereto exclusively attorn to the exclusive jurisdiction of the courts in Vancouver, British Columbia.

6.6. Captions. The captions appearing in this Agreement have been inserted for convenience of reference only and in no way define, limit or enlarge the scope or meaning of this Agreement or any provision hereof.

6.7. Number and Gender. All references to any party to this Agreement shall be read with such changes in number and gender as the context hereof or any reference to the parties shall require.

6.8. Counterparts. This Agreement may be executed in several parts in the same form and by facsimile or email transmission and such parts as so executed shall together form one original Agreement and such parts if more than one shall be read together and construed as if all the signing parties hereto had executed one copy of this Agreement.

IN WITNESS WHEREOF this Agreement shall be effective upon execution hereof by all of the parties hereto.

Address:
/s/ Corie Herman	)	136 Woodacres Drive SW
Corie Herman	)	Calgary, AB T2W 3X2

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)

Address:
/s/ Peter Haverson	)	#4, 2818 39th Street SW
Peter Haverson	)	Calgary, AB T3E 3G7

)
)
)

Address:
/s/ Iris Haverson	)	#4, 2818 39th Street SW
Iris Haverson	)	Calgary, AB T3E 3G7

)
)
)

Address:
/s/ Roger Michaud	)	9109 21st Street SE
Roger Michaud	)	Calgary, AB T2C 3Z4

)
)
)

Address:
/s/ Darrell Osadchuk	)	7 Spring Willow Way SW
Darrell Osadchuk	)	Calgary, AB T3H 5Z3

)
)
)

Address:
/s/ Carla Osadchuk	)	7 Spring Willow Way SW
Carla Osadchuk	)	Calgary, AB T3H 5Z3

)
)
)

8

Address:
/s/ Reese Morhalo	)	67 Copperfield Close SE
Reese Morhalo	)	Calgary, AB T2Z 4L3

)
)
)

Address:
/s/ Cal Gazdag	)	36 Wimbeldon Drive SW
Cal Gazdag	)	Calgary, AB T3C 3J4

)
)
)

Address:

OCEANIC GREYSTONE SECURITIES	)	F-42498/359 12 Spanish Main
INC.	)	Freeport, Grand Bahamas Island
Bahamas

/s/Richard DeVries	)
Authorized Signatory
)
)

Address:

INTERNATIONAL BENEFITS	)	F-42498/359 12 Spanish Main
MANAGEMENT CORPORATION	)	Freeport, Grand Bahamas Island
Bahamas

/s/Richard DeVries	)
Authorized Signatory
)
)

9

The conditions of this Agreement are hereby accepted by Holdings as of the date first written above.

DJOHNSON HOLDINGS INC.	)
)

/s/Douglas Johnson	)
Authorized Signatory
)
)

SCHEDULE "A"
Voting Shares

Migenix Inc.
Voting Shares

Shareholder	Number of Common Shares Held

Oceanic Greystone Securities Inc.	2,988,800
International Benefits Management Corporation	1,326,600
Corie Herman	2,000,000
Peter and Iris Haverson	860,000
Roger Michaud	415,000
Darrell and/or Carla Osadchuk	650,000
Reese Morhalo	313,000
Cal Gazdag	450,000
Total	9,003,400